FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	T-MOBILE USA TO OFFER CUSTOMERS THE THINNEST AND LIGHTEST FULL-QWERTY BLACKBERRY SMARTPHONE	3

Document 1

January 7, 2009

FOR IMMEDIATE RELEASE

T-MOBILE USA TO OFFER CUSTOMERS THE THINNEST AND LIGHTEST FULL-QWERTY BLACKBERRY SMARTPHONE

New BlackBerry Curve 8900 Smartphone Delivers GPS, Wi-Fi,

Enhanced Multimedia Capabilities and More

Bellevue, Wash., and Waterloo, Ontario – January 7, 2009 – T-Mobile USA, Inc., and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced that T-Mobile® will offer its customers the new BlackBerry® Curve™ 8900 smartphone, the thinnest and lightest full-QWERTY BlackBerry smartphone.

The BlackBerry Curve 8900 from T-Mobile, in a stunning titanium-colored finish with chrome highlights, combines an elegant, compact design with a wide range of popular features and an easy-to-use full-QWERTY keyboard. It features built-in GPS and support of location-based services. It also allows easy access to social networking sites and has built-in Wi-Fi® (802.11 b/g) supporting both voice and data, making it easier to stay connected to family, friends and colleagues.

“T-Mobile is thrilled to bring our customers such an elegant and powerful way to communicate with the important people in their lives,” said Travis Warren, director, device marketing, T-Mobile USA. “The BlackBerry Curve 8900 offers T-Mobile customers the benefit of a full-QWERTY keyboard in the thinnest BlackBerry smartphone yet.”

In addition to a sleek, stylish design, the powerful new smartphone includes a large, vivid display – the highest resolution available on a BlackBerry smartphone – as well as a 512MHz next generation processor for fast and responsive performance. The handset’s advanced multimedia capabilities include a 3.2-megapixel camera with image stabilization, digital zoom, flash and the ability to record video and play video, a music player, a 3.5mm stereo headset jack and headset, and a hot-swappable microSD/SDHC memory card slot with a 256MB card inserted. With support for memory cards up to 16GB, customers can carry, capture and enjoy more of their music, pictures and video anywhere they go.

“The new BlackBerry Curve 8900 features a compact and refined design that looks and feels great. It gives you everything you need to stay connected and entertained,” said Mark Guibert, vice president, corporate marketing, Research In Motion. “With rich multimedia capabilities, exceptional mobile email and messaging features, enhanced Web browsing, a premium phone and easy access to social networking communities, including Facebook®, Flickr®, and MySpace.com®, the BlackBerry Curve 8900 helps you make the most of a busy lifestyle that spans well beyond normal business hours.”

T-Mobile customers can continue to get great mobile coverage and unlimited nationwide Wi-Fi calling with T-Mobile’s Unlimited HotSpot Calling service as well as unlimited nationwide calling to five people with T-Mobile myFaves® service.* As a quad-band world phone, the BlackBerry Curve 8900 supports international roaming, extending the ability to stay connected while traveling abroad.

The new BlackBerry Curve 8900 smartphone from T-Mobile is anticipated to be available in February at T-Mobile retail stores, select authorized dealers, and online at http://www.T-Mobile.com.

Prior to retail availability, customers can learn more about the BlackBerry Curve 8900 at www.blackberry.com/newcurve8900.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. operation of Deutsche Telekom AG’s Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the third quarter of 2008, 127 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 32.1 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

*Unlimited nationwide Wi-Fi calling requires Unlimited HotSpot Calling mobile plan, qualifying rate plan, broadband Internet connection and wireless router. Regular plan minutes are used when call does not originate on Wi-Fi network. For more information about Unlimited HotSpot Calling, visit http://www.T-MobileAtHome.com. myFaves only applies to calls directly between two people and allows unlimited nationwide calling to five U.S. numbers. Use of some device features may require a specific plan and incur separate, additional charges. See T-Mobile.com for rate plan information, charges for features and services, and other details.

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Note for editors: Additional information, including product images and video, is available at www.rim.mediaseed.tv.

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

T-Mobile USA Media Relations

(425) 378-4002

mediarelations@t-mobile.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 9, 2009	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer